Financial Institutions Series Trust
Series 1
File Number: 811-3189
CIK Number: 353281
Summit Cash Reserves Fund
For the Period Ending: 5/31/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended May 31, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

06/06/2003	$1,108	Amstel Funding Corp.	1.250%	07/15/2003
07/16/2003	2,000	Falcon Asset Securitization	1.040	08/18/2003
08/04/2003	1,006	Kitty Hawk Funding Corp.	5.120	08/20/2003
11/24/2003	3,000	Falcon Asset Securitization	1.050	12/22/2003
02/27/2004	1,025	Clipper Receivables Comp	1.040	03/01/2004
05/11/2004	2,000	Greyhawk Funding LLC	1.090	07/07/2004
05/12/2004	3,000	Falcon Asset Securitization	1.030	06/14/2004
05/14/2004	2,200	Old Line Funding, LLC	1.040	06/21/2004